EXHIBIT 99.1

Intellipharmaceutics International Inc.

Annual Meeting of Shareholders

Appointment of Proxyholder

I/We, being holder(s) of common shares of Intellipharmaceutics International Inc. (the “Company”), hereby appoint of Dr. Amina Odidi, President and Chief Operating Officer of the Company, or, failing her, Patrick Yat, Vice-President, Chemistry and Analytical Services, of the Company of the Company, OR

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Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxyholder of the undersigned with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 11:30 a.m. (Toronto time) on September 14, 2023 at the National Club, 303 Bay Street, Toronto, Ontario (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present. Specifically, all common shares registered in the name of the undersigned are to be voted as indicated below and may be voted at the discretion of such proxyholder with respect to amendments or variations to the matters identified in the accompanying notice of meeting or other matters that may properly come before the Meeting.

Management recommends voting FOR resolutions 1 & 2. Please use a dark black pencil or pen.

1.	Election of Directors		FOR	WITHHOLD	Election of Directors		FOR	WITHHOLD

	1.	Dr. Isa Odidi	☐	☐	4.	Norman Betts	☐	☐

	2.	Dr. Amina Odidi	☐	☐	5.	Shawn Graham	☐	☐

	3.	Bahadur Madhani	☐	☐

2.	Appointment of Auditors	For	WITHHOLD

	Reappointment of MNP LLP, Chartered Professional Accountants, as auditor and to authorize the directors to fix the auditor’s remuneration	☐	☐

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this Proxy will be voted FOR a matter by the persons named above or, if I/We appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting,

I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by cut-off date.

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Proxy Form – Annual Meeting of Shareholders of Intellipharmaceutics International Inc. to be held on September 14, 2023

Notes to Proxy

1.

This proxy must be signed by a holder or his, her or its attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2.

If the common shares are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the common shares are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3.

Some holders may own common shares as both a registered and a beneficial holder, in which case you may receive more than one proxy circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of common shares they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4.

If the common shares are held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of common shares indicated on the proxy.

All holders should refer to the proxy circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of management of the Company.

How to Vote

MAIL, FAX or EMAIL

Complete and return your signed proxy in the envelope provided or send to:

TSX Trust Company

P.O. Box 721

Agincourt, ON M1S 0A1

Attn: Proxy Dept.

You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111 or scan and email to proxyvote@tmx.com.

An undated proxy is deemed to be dated on the day it was received by TSX Trust Company.

All proxies must be received by 11:30 AM (Toronto time) on Thursday, September 14, 2023.

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